

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2008

By U.S. Mail and facsimile

Mr. John D. Denson
Vice President, General Counsel and Secretary
Core Laboratories LP
6316 Windfern Road
Houston, Texas 77040

   Re: **Core Laboratories N.V.**
      Preliminary Proxy Statement on Schedule 14A
      Filed February 28, 2008
      File No. 1-14273

Dear Mr. Denson:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Cancellation of our Repurchased Shares, page 38

1. It appears that Item 3 is asking the shareholders to vote on two separate matters: (1) the cancellation of treasury shares that have been purchased up to the date of the annual meeting; and (2) the cancellation of all shares purchased as soon as you have repurchased 5% of your issued share capital during the 18 month period from the date of the annual meeting until October 28, 2009. Revise your proxy statements and proxy card accordingly so that these matters may be separately considered and voted upon by your shareholders.

Item 5. Extension of Authority to Issue Shares of Core Laboratories N.V. until April 28, 2013

2. Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Matt Pacey, Esq. (by facsimile, 713-615-5139)
        D. Levy